SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2005

ROBOGROUP T.E.K. LTD.
(Name of Registrant)

Rechov Hamelacha 13, Afeq Industrial Estate, Rosh HaAyin 48091 Israel
(Address of Principal Executive Office)

             Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

             Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):______

             Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______

             Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

             If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

SIGNATURES

             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROBOGROUP T.E.K. LTD. (Registrant) By: /s/ Rafael Aravot ——————————— Rafael Aravot Chairman of the Board and CEO

Date: November 17, 2005

For Immediate Release

RoboGroup Announces Net Profit and 26% Increase in Revenues in Third-Quarter 2005

ROSH HA’AYIN, Israel, November 17, 2005 – RoboGroup T.E.K. Ltd. (Nasdaq: ROBO) today reported financial results for the third-quarter and first nine months of 2005. Revenues for the third quarter increased by 26% to NIS 17.7 million (US$3.8 million) from NIS 14 million (US$3.1 million) for the comparable quarter in 2004. The NIS 3.7 million increase can be approximately attributed equally to both YET and the Company’s Educational Division. Gross profit for the third quarter was NIS 7.7 million (US$1.7 million) compared with NIS 6.6 million (US$1.5 million) for the comparable period in 2004.

The company reported third-quarter net profits of NIS 1.4 million (US$0.3 million) compared with a net loss of NIS 0.6 million (US$0.1 million) in the third-quarter of 2004.

Revenues for the nine-month period totaled NIS 45.4 million (US$9.9 million) compared with NIS 41.7 million (US$9.3 million) for the comparable period in 2004. The net loss for the nine month period decreased significantly to NIS 0.8 million (US$0.2 million) from NIS 6.4 million (US$1.4 million) in the comparable period in 2004.

“We are pleased to announce our second consecutive quarter of increased revenues and net profit” said Rafael Aravot, RoboGroup’s chief executive officer. “For that last few quarters we continued to focus our attention on operating efficiency to ensure that we maximize revenues while controlling costs. The measures that we have taken over recent years to increase our efficiency and decrease our costs have enabled us greater flexibility.”

“We believe that we offer our customers a comprehensive, “blended” and unique offering that includes a wide range of solutions, which are fully integrated. This includes-learning systems that allow students to take self-learning courses from home, anytime and anywhere, over the internet (our LearnMate system) as well as LIVE lessons broadcasted over satellite or internet (our TrainNet system).We also offer: Technology Laboratories, that include robots, CNC, Computer Integrated Manufacturing, and other automation machinery, along with simulation software for virtual operation of the machines”.

“The recently received and reported contract, for the amount of $1.2 million, is an example of such a successful “blended” project,” said Mr. Aravot.

A complete Directors’ Report for the third quarter of 2005 is available on the Company’s Website at http://www.robo-group.com or as a PDF file upon request. Please contact Ayelet Shiloni at Integrated IR, toll-free +1-866-447-8633.

RoboGroup
RoboGroup and its subsidiaries are engaged in two major fields of activity. The first is the field of education devoted to RoboGroup’s training products and e-learning systems. RoboGroup is a world leader in engineering and manufacturing technology training systems. The Company is market driven, deriving its growth from technological leadership, strong partnerships and management expertise. The other field of activity is the development, manufacturing and marketing of motion control products for the industrial market, which is performed through the Company’s subsidiary, Yaskawa Eshed Technologies (YET). For more information, visit http://www.robo-group.com.

To the extent that this press release discusses expectations about market conditions or about market acceptance and future sales of the Company’s products, or otherwise makes statements about the future, such statements are forward-looking and are subject to a number of risks and uncertainties that could cause results to differ materially from the statements made. These factors include the rapidly changing technology and evolving standards in the industries in which the Company and its subsidiaries operate, risks associated with the acceptance of new products by individual customers and by the market place and other factors discussed in the business description and management discussion and analysis sections of the Company’s Annual Report on Form 20-F.

Company Contact:
Michal Afuta
RoboGroup
michala@robotec.co.il
+972-3-900-4112

Agency Contact:
Ayelet Shiloni
Integrated IR
ayelet@integratedir.com
+1-866-447-8633

RoboGroup T.E.K. Limited

Directors' Report for Nine-Month Period Ended September 30, 2005

We are pleased to present the Directors’ Report on the financial condition of the Company for the nine month period ended September 30, 2005.

1.	Main data out of the Company’s business description

The Company engages, by itself and through its subsidiaries (the Company and its subsidiaries, hereinafter: “The Group”), in two major fields of activity:

1.1	The first field of activity is the Company’s traditional field of activity – the field of education, performed mainly abroad but also in Israel. The Company’s activities in the field of education include research and development, operation, marketing and sales of the Company’s products, and the sale and to a much smaller degree the marketing of third party products to the training and education markets in Israel. Overseas, this activity is performed mainly through the Company and its U.S. subsidiary, Intelitek Inc. In Israel, the activity is performed through the Company and its subsidiary, Robotec Technologies Ltd.

1.2	The second field of activity is industrial motion control. The Group engages, through its subsidiary, Yaskawa Eshed Technology Ltd (“YET”), in the development, manufacturing and marketing of industrial motion controllers for motorized systems, marketed to the international and domestic industrial markets. The motion controllers are electronic systems with embedded software whose function is to supervise the process of regular, day to day operation of machines and motors of various kinds and sizes.

Data and developments that have occurred in the nine month period ended September 30, 2005

For the three months ended September 30, 2005 the Company recorded net profits of approximately NIS 1.4 million and positive cash flows from operating activities in the amount of approximately NIS 0.2 million, compared to net losses of approximately NIS 0.6 million and positive cash flows from operating activities of approximately NIS 0.4 million for the three months ended September 30, 2004.

The profit in the second and the third quarter of 2005, resulted from an increase in sales compared to the corresponding period of 2004 and from a reduction in expenses compared to the corresponding period of 2004.

For the nine months ended September 30, 2005 the Company incurred net losses of approximately NIS 0.8 million and had positive cash flows from operating activities in the amount of approximately NIS 0.2 million compared to net losses of approximately NIS 6.4 million and negative cash flows from operating activities in the amount of approximately NIS 7.5 million for the nine months ended September 30, 2004.

RoboGroup T.E.K. Limited

Directors' Report for Nine-Month Period Ended September 30, 2005

Deregistration and delisting from the NASDAQ SmallCap Market

On August 3, 2005, the Company’s board of directors resolved to voluntarily deregister the Company’s shares under the Securities Exchange Act of 1934 and to voluntarily delist from the NASDAQ Small Cap Market (currently known as the NASDAQ Capital Market).

The Company’s plan to deregister and delist its ordinary shares was made after careful consideration by its board of directors, of the advantages and disadvantages of continuing its share registration in the United States and the rising costs and demands on management time arising in connection with SEC and NASDAQ compliance requirements. The Company’s board determined that continuing the Company’s listing on the NASDAQ SmallCap Market could not be justified, in light of the low trading volume of the Company’s shares on the SmallCap Market and the high costs as a result of recent legislation in the United States.

The Company’s board believes that the current burdens associated with being a “reporting company” under the 1934 Act, including the recent obligations arising under the provisions of the Sarbanes-Oxley Act of 2002 outweighs the advantages of being traded both in the US and in Israel. The board estimates that the deregistration and delisting will achieve a substantial reduction in the Company’s annual expenses associated with being a reporting company in the US. In the opinion of the Company’s board, the delisting and deregistration will benefit the Company and all of its shareholders, including its US shareholders, who will be able to continue to trade the Company’s shares on the Tel-Aviv Stock Exchange.

On August 8, 2005 the Company filed a post-effective amendment to its Registration Statement on Form F-2, which was filed with the SEC late last year in connection with the Standby Equity Distribution Agreement between the Company and Cornell Capital Partners LP.

On September 9, 2005 the Company filed a Form 15 with the SEC thereby suspending its formal obligations for filing annual and other reports with the SEC. The Company will maintain the listing of its shares on the NASDAQ Capital Market for the period of 90 days, or such shorter period until the deregistration of its shares becomes effective, and has undertaken to continue to file reports on a voluntary basis until the delisting of its shares. Following the effectiveness of the Form 15 (which the Company anticipates to occur within no more than 90-days from the filing of the Form 15), the Company will request the delisting of its shares from the NASDAQ Capital Market.

Following the deregistration and delisting, the Company’s shares will continue to trade on the TASE and the Company will continue to issue periodic and other reports in accordance with the rules and regulations of the Israeli Securities Authority.

Events after balance sheet date:

*	Execution of Contract to Provide e-learning Systems and Technology Labs

In October 2005 the Company entered into a contract to provide e-learning systems and technology labs to a chain of training institutions, abroad. The value of the contract is approximately $1.2 million. The products, which are part of the Company’s offering to customers include: TrainNet, LearnMate, training content and technology labs. The Company expects to supply the products under the said contract in the course of 2005- 2006.

RoboGroup T.E.K. Limited

Directors' Report for Nine-Month Period Ended September 30, 2005

*	CEO of the Company’s Subsidiary, Yaskawa Eshed Technology Ltd (“YET”) To Retire

On December 2005 Mr. Biran, who has served as YET's CEO since its formation and for the past nine years, will be retiring. Mr. Dan who serves as YET's VP, Sales and Marketing will replace Mr. Biran.

The Company’s Board of Directors wishes to express its appreciation and thank Mr. Biran for his contribution to YET during the last nine years, while serving as YET’s CEO.

Backlog of Orders
The Company’s backlog of orders as of September 30, 2005 was approximately NIS 11.9 million, compared to approximately NIS 12.8 million as of September 30, 2004.

As a result of the contract to provide e-learning systems and technology labs described above, NIS 5.6 million was added to the backlog of orders in October 2005.

Previous Names of the Company
The Company’s name at the time of incorporation was Robotec (GAL) Industrial Robot Technologies Ltd. In 1983, the Company changed its name to Eshed Robotec (1982) Ltd., and in 2000, the Company changed its name to RoboGroup T.E.K. Ltd.

RoboGroup T.E.K. Limited

Directors' Report for Nine-Month Period Ended September 30, 2005

2.	Financial Results

Sales
The Company’s revenues for the third quarter of 2005 totaled approximately NIS 17.7 million, compared with NIS 14 million for the corresponding period of 2004.

The Company’s revenues for the nine months ended September 30, 2005 amounted to approximately NIS 45.4 million, as compared to approximately NIS 41.6 million for the corresponding period of 2004.

The increase in revenues in the third quarter of 2005, stemmed from an increase in sales of the Company’s products in the industrial motion control field, in the sum of approximately NIS 2 million and from an increase of approximately NIS 1.7 million in the Company’s revenues in the education activity field.

Gross profit
The Company’s gross profit for the third quarter of 2005 totaled approximately NIS 7.7 million (approximately 44% of sales), compared with approximately NIS 6.6 million (approximately 47% of sales) for the corresponding period of 2004.

The Company’s gross profit for the nine months ended September 30, 2005 was approximately NIS 20 million (44% of the total revenues), compared to approximately NIS 18.6 million (44% of the total revenues) for the corresponding period of 2004.

Research and development expenses, net
Research and development expenses, net, for the third quarter of 2005 totaled approximately NIS 1 million, compared with approximately NIS 1.6 million for the corresponding period of 2004.

Research and development expenses, net, for the nine months ended September 30, 2005 were approximately NIS 4.3 million as compared to approximately NIS 6 million for the corresponding period of 2004.

The decrease in research and development expenses stemmed mainly from a reduction in the Company’s development expenses in the education activity field.

Sales and marketing expenses
Sales and marketing expenses for the third quarter of 2005 totaled approximately NIS 2.9 million, compared with approximately NIS 3.1 million for the corresponding period of 2004.

Sales and marketing expenses for the nine months ended September 30, 2005 were approximately NIS 9.2 million as compared to approximately NIS 10.2 million for the corresponding period of 2004.

The decrease in sales and marketing expenses in the nine months ended September 30, 2005 is attributed mainly to the reduction in the Company’s marketing expenses in the education activity field.

RoboGroup T.E.K. Limited

Directors' Report for Nine-Month Period Ended September 30, 2005

General and administrative expenses
General and administrative expenses for the third quarter of 2005 totaled approximately NIS 2.2 million, compared with approximately NIS 2.3 million for the corresponding period of 2004.

General and administrative expenses for the nine months ended September 30, 2005 were approximately NIS 6.1 million as compared to approximately NIS 7.3 million for the corresponding period of 2004.

The reduction in administrative expenses stemmed mainly from a reduction in general and administrative expenses in the education activity field.

Operating income (loss)
The operating income for the third quarter of 2005 totaled approximately NIS 1.6 million, compared with an operating loss of approximately NIS 0.5 million for the corresponding period of 2004.

The Company’s operating income for the nine months ended September 30, 2005 was approximately NIS 0.4 million as compared to operating loss of approximately NIS 4.8 million for the corresponding period of 2004.

Financial income (expenses), net
Financial expenses, net, for the third quarter of 2005 totaled approximately NIS 0.3 million, representing no change from the corresponding period of 2004.

The financial expenses, net, for the nine months ended September 30, 2005 were approximately NIS 0.7 million as compared to approximately NIS 1.3 million for the corresponding period of 2004.

The decrease in financial expenses was mainly due to a reduction in exchange rate differences.

Other income (expenses), net
Other expenses, net, for the third quarter of 2005 totaled approximately NIS 0.2 million, compared with other income, net, of approximately NIS 0.7 million for the corresponding period of 2004.

The decrease is attributed mainly to a write-off of prepaid issuance expenses of approximately NIS 0.6 million in the second quarter of 2005, and to a reduction in income net of expenses from renting space in the Company’s building in Rosh Ha’Ayin.

Income (loss) before tax
The income before tax for the third quarter of 2005 totaled approximately NIS 1.5 million, compared with a loss before tax of approximately NIS 0.6 million for the corresponding period of 2004.

The loss before tax for the nine months ended September 30, 2005 was approximately NIS 0.5 million as compared to approximately NIS 5.5 million for the corresponding period of 2004.

Taxes on income
The tax expenses for the third quarter of 2005 totaled approximately NIS 0.1 million. In the corresponding period of 2004 the company did not include tax expenses

RoboGroup T.E.K. Limited

Directors' Report for Nine-Month Period Ended September 30, 2005

Tax expenses for the nine months ended September 30, 2005 were approximately NIS 0.3 million as compared to approximately NIS 0.9 million for the corresponding period of 2004.

Tax expenses for the nine months ended September 30, 2005 stemmed mainly from the industrial motion control field.

Net income (loss)
The Company’s net income for the third quarter of 2005 totaled approximately NIS 1.4 million, compared with a net loss of approximately NIS 0.6 million for the corresponding period of 2004. The Company’s net loss for the nine months ended September 30, 2005 was approximately NIS 0.8 million as compared to approximately NIS 6.4 million for the corresponding period of 2004.

3.	The Financial Position of the Company

a)	The Company’s assets as of September 30, 2005 totaled approximately NIS 73.6 million, compared to approximately NIS 72 million at December 31, 2004.

b)	The Company’s equity was approximately NIS 22.4 million at September 30, 2005, compared with approximately NIS 23.1 million as at December 31, 2004. The decrease in equity was mainly due to the Company’s net loss of approximately NIS 0.8 million for the nine months ended September 30, 2005.

4.	Liquidity

a)	The Company’s cash and cash equivalents as of September 30, 2005 were approximately NIS 7.2 million as compared to approximately NIS 7 million as of December 31, 2004.

b)	Cash flows from operating activities:

In the nine months ended September 30, 2005 the Company had a surplus from operating activities of approximately NIS 0.2 million as compared to a deficit from operating activities of approximately NIS 7.5 million in the corresponding period of 2004.

c)	Cash flows used in investing activities:

In the nine months ended September 30, 2005 the Company invested approximately NIS 0.1 million in fixed assets representing no change from the corresponding period of 2004.

RoboGroup T.E.K. Limited

Directors' Report for Nine-Month Period Ended September 30, 2005

d)	Cash flows from financing activities:

In the nine months ended September 30, 2005 the Company had a surplus from financing activities of approximately NIS 0.1 million as compared to a deficit of approximately NIS 0.1 million in the corresponding period of 2004.

5.	Sources of Financing

a)	The Company’s current ratio was 1.08 at September 30, 2005, representing no change from the end of 2004. The Company’s quick ratio was 0.73 as of September 30, 2005 compared with 0.78 as of December 31, 2004.

b)	The Company’s shareholders’ equity of approximately NIS 22.4 million at September 30, 2005, accounted for approximately 30% of its total balance sheet, in comparison to shareholders’ equity of approximately NIS 23.1 million that accounted for approximately 32% of the company’s balance sheet at December 31, 2004.

c)	The average amount of credit provided to the Company’s customers in the nine months ended September 30, 2005 was approximately NIS 15 million and the average credit the Company obtained from its suppliers and service providers was approximately NIS 6 million, as compared with approximately NIS 14.2 million and approximately NIS 5.6 million, respectively, for the year ended December 31, 2004.

d)	The average amount of short-term credit from banks in the nine months ended September 30, 2005 was approximately NIS 15.7 million as compared with approximately NIS 15.6 million for the year ended December 31, 2004.

e)	The average amount of long-term bank credit in the nine months ended September 30, 2005 was approximately NIS 16.8 million as compared with approximately NIS 17.3 million for the year ended December 31, 2004.

6.	Exposure to and Management of Market Risks

No significant changes occurred during the period covered by this report in the Company’s exposure to market risks and their management relative to the Company’s report on this issue in the Director’s report on the period ending December 31, 2004.

RoboGroup T.E.K. Limited

Directors' Report for Nine-Month Period Ended September 30, 2005

Linked Balances:

	September 30, 2005
	Linked to US dollar	Linked to Euro	Linked to Japanese Yen	Linked to Swiss Franks	Linked to the CPI	Unlinked	Autonomous Unit & Non-monetary items	Total
	NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)

Assets
Cash and cash equivalents	4,869	1,056	5	-	-	547	751	7,228
Short-term investments	61	-	-	-	-	-	-	61
Trade receivables	2,426	416	4	-	-	3,595	8,281	14,722
Other receivables and debit
balances	254	6	87	-	-	1,438	1,104	2,888
Inventories	-	-	-	-	-	-	12,108	12,108
Funds in respect of employee
rights upon retirement, net	-	-	-	-	-	850	-	850
Fixed assets, net	-	-	-	-	-	-	35,329	35,329
Other assets and deferred
expenses	-	-	-	-	-	-	369	369

	6,617	1,478	96	-	-	7,425	57,939	73,555

Liabilities
Short-term bank credits	930	-	416	1,659	1,279	8,885	3,003	16,172
Trade payables	532	22	829	-	-	2,855	1,880	6,119
Other payables and credit
balances	5,203	-	-	-	-	4,962	1,790	11,955
Long-term loans	7,257	-	3,112	-	6,202	-	-	16,571
Deferred taxes	-	-	-	-	-	146	-	146
Liability for termination of
employee/employer relationship,
net	-	-	-	-	-	190	-	190

	15,516	22	4,357	1,659	7,481	15,444	6,673	51,153

Excess of assets (liabilities)	(8,899)	1,456	(4,261)	(1,659)	(7,481)	(8,019)	51,266	22,402

RoboGroup T.E.K. Limited

Directors' Report for Nine-Month Period Ended September 30, 2005

Linked Balances (cont.')

	December 31, 2004
	Linked to US dollar	Linked to Euro	Linked to Japanese Yen	Linked to Swiss Franks	Linked to the CPI	Unlinked	Autonomous Unit & Non-monetary items	Total
	NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)

Assets
Cash and cash equivalents	4,842	990	-	-	-	870	255	6,957
Short-term investments	99	-	-	-	-	-	-	99
Trade receivables	5,893	1,493	-	-	-	2,205	5,691	15,282
Other receivables and debit
balances	40	-	-	-	-	1,811	242	2,093
Inventories	-	-	-	-	-	-	9,372	9,372
Funds in respect of employee
rights upon retirement, net	-	-	-	-	-	563	-	563
Fixed assets, net	-	-	-	-	-	-	36,548	36,548
Other assets and deferred
expenses	-	-	-	-	-	564	472	1,036

	10,874	2,483	-	-	-	6,013	52,580	71,950

Liabilities
Short-term bank credits	694	-	656	2,664	1,087	7,854	2,273	15,228
Trade payables	173	105	599	-	-	3,176	1,800	5,853
Other payables and credit
balances	3,408	-	-	-	-	6,279	646	10,333
Long-term loans	5,722	-	5,409	-	5,969		-	17,100
Deferred taxes	-	-	-	-	-	163	-	163
Liability for termination of
employee/employer relationship,
net	-	-	-	-	-	139	-	139

	9,997	105	6,664	2,664	7,056	17,611	4,719	48,816

Excess of assets (liabilities)	877	2,378	(6,664)	(2,664)	(7,056)	(11,598)	47,861	23,134

RoboGroup T.E.K. Limited

Directors' Report for Nine-Month Period Ended September 30, 2005

7.	Disclosure regarding consent to peer review

An instruction published by the Israeli Securities Authority on July 2005, determines an obligation to give disclosure regarding a company’s consent to the performance of a peer review that will start a procedure of auditing the work of the auditors.The Company has given its consent to transmitting the relevant documentation in order to perform a sample in connection with the peer review in Israel, subject to confidentiality of the information given to the auditors and prevention of conflict of interests.

—————————————— Rafael Aravot Chairman of the Board and CEO	—————————————— Gideon Messulawin Director

Date: November 15, 2005

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995: This report contains forward-looking statements, which express the beliefs and expectations of management. Such statements are based on current plans, estimates and expectations and involve a number of known and unknown risks and uncertainties that could cause the Company’s future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to fluctuations in currency, exchange and interest rates, operating results, and other factors that are discussed in the Company’s Annual Report on Form 20-F and the Company’s other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made, and the Company undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future developments or otherwise.

RoboGroup T.E.K. Ltd.

Interim Consolidated Financial Statements
At September 30, 2005

RoboGroup T.E.K. Ltd.
Balance Sheets

NIS in Thousands

	September, 30			December, 31
	2005	2005	2004	2004
	US$ (K)	NIS (K)	NIS (K)	NIS (K)
	Unaudited	Unaudited	Unaudited	Audited
	Convenience translation to US dollars	Reported amounts	Reported amounts

ASSETS

Current assets

Cash and cash equivalents	1,572	7,228	7,054	6,957
Short-term investments	13	61	-	99
Trade receivables	3,202	14,722	13,596	15,282
Other receivables and debit balances	628	2,888	2,946	2,093
Inventories	2,633	12,108	12,751	9,372

	8,048	37,007	36,347	33,803

Long-term investments

Investments in investee and other
companies	-	-	15	-
Funds in respect of employee rights upon
retirement, net	185	850	329	563

	185	850	344	563

Fixed assets	7,684	35,329	36,821	36,548

Other assets and deferred expenses	80	369	690	1,036

	15,997	73,555	74,202	71,950

The accompanying notes are an integral part of the financial statements.

RoboGroup T.E.K. Ltd.
Balance Sheets

NIS in Thousands

	September, 30			December, 31
	2005	2005	2004	2004
	US$ (K)	NIS (K)	NIS (K)	NIS (K)
	Unaudited	Unaudited	Unaudited	Audited
	Convenience translation to US dollars	Reported amounts	Reported amounts

LIABILITIES

Current liabilities

Credit from banks	3,517	16,172	15,757	15,228
Trade payables	1,331	6,119	5,533	5,853
Other payables and credit balances	2,600	11,955	10,790	10,333

	7,448	34,246	32,080	31,414

Long-term liabilities

Loans from banks	3,604	16,571	17,740	17,100
Provision for deferred taxes	32	146	-	163
Liability for termination of employee/employer
relationship, net	41	190	207	139

	3,677	16,907	17,947	17,402

Shareholders' equity

Share capital	2,479	11,400	11,400	11,400
Capital reserves and premium on shares	9,629	44,273	44,159	44,179
Accumulated deficit	(7,064)	(32,482)	(30,381)	(31,656)
Treasury stock	(172)	(789)	(1,003)	(789)

	4,872	22,402	24,175	23,134

	15,997	73,555	74,202	71,950

—————————————— Rafael Aravot Chairman of the Board and CEO	—————————————— Gideon Missulawin Director	—————————————— Hanan Eibushitz Chief Financial Officer

Date of approval of the financial statements: November 15, 2005

The accompanying notes are an integral part of the financial statements.

RoboGroup T.E.K. Ltd.
Statement of Operations

NIS in Thousands

	For the nine months ended			For the three months ended		Year ended
	September 30			September 30		December, 31
	2005	2005	2004	2005	2004	2004
	US$ (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Audited
	Convenience translation to US dollars	Reported amounts

Revenues	9,882	45,438	41,682	17,676	14,001	61,734
Cost of revenues	5,543	25,488	23,044	9,985	7,412	35,843

Gross profit	4,339	19,950	18,638	7,691	6,589	25,891

Operating expenses
Research and development expenses, net	928	4,265	5,963	965	1,676	7,619
Marketing and selling expenses	1,998	9,185	10,175	2,895	3,108	13,204
Administrative and general expenses	1,330	6,118	7,348	2,185	2,328	10,042

	4,256	19,568	23,486	6,045	7,112	30,865

Operating profit (loss)	83	382	(4,848)	1,646	(523)	(4,974)
Financial expenses, net	(146)	(673)	(1,334)	(281)	(259)	(2,111)
Other income (expenses), net	(45)	(206)	671	92	173	809

Profit (loss) before taxes on income	(108)	(497)	(5,511)	1,457	(609)	(6,276)
Income tax expenses	72	329	901	57	-	1,411

Net profit (loss)	(180)	(826)	(6,412)	1,400	(609)	(7,687)

Profit (loss) per share ("EPS")	(0.02)	(0.08)	(0.6)	0.13	(0.06)	(0.71)

Weighted average number of shares used in
computation of EPS (in thousands)	10,850	10,850	10,745	10,850	10,745	10,757

The accompanying notes are an integral part of the financial statements.

RoboGroup T.E.K. Ltd.
Statement of Changes in Shareholders' Equity

NIS in Thousands
	Number of shares	Share capital	Premium on shares	Capital reserves	Adjustments on translation of financial statement of an autonomous consolidated company	Shares purchase cost & assigned loans guaranteed by company's shares	Accumulated deficit	Total
		NIS	NIS	NIS	NIS	NIS	NIS	NIS
		Reported amounts

For the nine months ended
September 30, 2005 (Unaudited)

Balance as of January 1, 2005	10,850,027	11,400	42,452	2,260	(533)	(789)	(31,656)	23,134
Adjustments on translation of
financial statement of an
autonomous consolidated
company	-	-	-	-	94	-	-	94
Net loss	-	-	-	-	-	-	(826)	(826)

Balance at September 30, 2005	10,850,027	11,400	42,452	2,260	(439)	(789)	(32,482)	22,402

For the nine months ended
September 30, 2004 (Unaudited)

Balance as of January 1, 2004	10,743,031	11,399	42,214	2,260	(453)	(1,003)	(23,969)	30,448
Exercise of options	1,600	1	3	-	-	-	-	4
Adjustments on translation of
financial statement of an
autonomous consolidated
company	-	-	-	-	135	-	-	135
Net loss	-	-	-	-	-	-	(6,412)	(6,412)

Balance at September 30, 2004	10,744,631	11,400	42,217	2,260	(318)	(1,003)	(30,381)	24,175

The accompanying notes are an integral part of the financial statements.

RoboGroup T.E.K. Ltd.
Statement of Changes in Shareholders' Equity

NIS in Thousands
	Number of shares	Share capital	Premium on shares	Capital reserves	Adjustments on translation of financial statement of an autonomous consolidated company	Shares purchase cost & assigned loans guaranteed by company's shares	Accumulated deficit	Total
		NIS	NIS	NIS	NIS	NIS	NIS	NIS
		Reported amounts

For the three months ended
September 30, 2005 (Unaudited)

Balance as of July 1, 2005	10,850,027	11,400	42,452	2,260	(450)	(789)	(33,882)	20,991
Adjustments on translation of
financial statement of an
autonomous consolidated
company	-	-	-	-	11	-	-	11
Net profit	-	-	-	-	-	-	1,400	1,400

Balance at September 30, 2005	10,850,027	11,400	42,452	2,260	(439)	(789)	(32,482)	22,402

For the three months ended
September 30, 2004 (Unaudited)

Balance as of July 1, 2004	10,744,631	11,400	42,217	2,260	(299)	(1,003)	(29,772)	24,803
Exercise of options	-	-	-	-	-	-	-	-
Adjustments on translation of
financial statement of an
autonomous consolidated
company	-	-	-	-	(19)	-	-	(19)
Net loss	-	-	-	-	-	-	(609)	(609)

Balance at September 30, 2004	10,744,631	11,400	42,217	2,260	(318)	(1,003)	(30,381)	24,175

For the year ended December
31, 2004 (audited)

Balance at January 1, 2004	10,743,031	11,399	42,214	2,260	(453)	(1,003)	(23,969)	30,448
Exercise of options	1,600	1	3	-	-	-	-	4
Granting of treasury stock	105,396	-	235	-	-	214	-	449
Adjustments on translation of
financial statement of an
autonomous consolidated
company	-	-	-	-	(80)	-	-	(80)
Net loss	-	-	-	-	-	-	(7,687)	(7,687)

Balance at December 31, 2004	10,850,027	11,400	42,452	2,260	(533)	(789)	(31,656)	23,134

The accompanying notes are an integral part of the financial statements.

RoboGroup T.E.K. Ltd.
Statement of Cash Flows

NIS in Thousands

	For the nine months ended			For the three months ended		Year ended
	September 30			September 30		December, 31
	2005	2005	2004	2005	2004	2004
	US$ (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Audited
	Convenience translation to US dollars	Reported amounts

Cash flows from operating activities:
Net profit (loss)	(180)	(826)	(6,412)	1,400	(609)	(7,687)
Adjustments to reconcile net profit
(loss) to net cash provided by operating
activities (Appendix A):	233	1,070	(1,129)	(1,234)	966	1,667

Net cash provided by (used in) operating
activities	53	244	(7,541)	166	357	(6,020)

Cash flows from investing activities:
Acquisition of fixed assets	(95)	(438)	(840)	(328)	(242)	(700)
Proceeds from sales of fixed assets	86	395	700	-	162	117

Net cash used in investing activities	(9)	(43)	(140)	(328)	(80)	(583)

Cash flows from financing activities:
Increase (decrease) in short term credit
from banks, net	164	756	1,137	(113)	(261)	614
Long-term loans received from banks	652	2,998	21,414	2,998	-	21,414
Repayment of long -term loans from banks	(804)	(3,697)	(22,704)	(2,471)	(617)	(23,315)
Exercise of options by employees	-	-	4	-	-	4

Net cash provided by (used in) financing
activities	12	57	(149)	414	(878)	(1,283)

Effect of exchange rate changes on cash
and cash equivalents	3	13	6	-	(1)	(35)

Increase (decrease) in cash and cash
equivalents	59	271	(7,824)	252	(602)	(7,921)
Cash and cash equivalents at the
beginning of the period	1,513	6,957	14,878	6,976	7,656	14,878

Cash and cash equivalents at the end of
the period	1,572	7,228	7,054	7,228	7,054	6,957

The accompanying notes are an integral part of the financial statements.

RoboGroup T.E.K. Ltd.
Statement of Cash Flows

NIS in Thousands

	For the nine months ended			For the three months ended		Year ended
	September 30			September 30		December, 31
	2005	2005	2004	2005	2004	2004
	US$ (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Audited
	Convenience translation to US dollars	Reported amounts

Appendix A: Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Income and expenses not involving cash
flows:
Depreciation and amortization	305	1,401	1,795	561	650	2,589
Gain on sale of fixed assets	-	-	(21)	-	(21)	-
Decrease in liability for termination of
employee/employer relationship	(51)	(236)	(241)	(8)	(95)	(543)
Write-down of loans	78	358	193	50	(155)	158
Decrease (increase) in value of
marketable securities	8	38	-	-	-	(84)
Decrease (increase) in deferred taxes	(35)	(160)	677	(112)	(6)	1,054
Other	135	623	-	-	-	(136)

	440	2,024	2,403	491	373	3,038

Changes in assets and liabilities:
Decrease (increase) in trade receivables	178	819	(279)	(672)	1,116	(2,163)
Decrease (increase) in other receivables
and debit balances	(170)	(781)	(647)	(552)	12	201
Decrease (increase) in inventories	(507)	(2,333)	1,042	(35)	42	4,111
Increase (decrease) in trade payables	58	266	139	(961)	(533)	459
Increase (decrease) in other payables
and credit balances	234	1,075	(3,787)	495	(44)	(3,979)

	(207)	(954)	(3,532)	(1,725)	593	(1,371)

	233	1,070	(1,129)	(1,234)	966	1,667

Appendix B: Non-monetary events:

Granting of treasury stocks	-	-	-	-	-	449

The accompanying notes are an integral part of the financial statements.

RoboGroup T.E.K. Ltd.
Notes to the Financial Statements

NIS in Thousands

NOTE 1	–	GENERAL

(a)	These financial statements have been prepared in a condensed format as of September 30, 2005, and for the nine and three months then ended (“interim financial statements”). The above mentioned financial statements have been prepared in conformity with chapter 4 of the Securities Regulations (Interim and Immediate Statements), 1970. These financial statements should be read in conjunction with the Company’s audited annual financial statements and accompanying notes as of December 31, 2004 and for the year then ended.

(b)	These financial statements have been reviewed by the Company’s certified public accountants. The review was conducted in accordance with the procedures established by the Institute of Certified Public Accountants in Israel regarding interim periods. The review was limited in scope and did not constitute an audit in accordance with generally accepted auditing standards and therefore no opinion was expressed by the Company’s certified public accountants.

(c)	In management’s opinion all necessary adjustments were made in order to present correctly these interim financial statements.

(d)	In the years ended December 31, 2004 and 2003, the Company incurred net losses of approximately NIS 8 million and NIS 18 million, respectively. In addition, the Company had negative cash flows from operating activities in the amount of approximately NIS 6 million and NIS 9 million, respectively.

The Company’s management took steps to strengthen and improve the Company’s financial state and its profitability. Those steps included consolidating activities, reducing manpower, reducing salary costs of senior executives and cutting general expenses. Those steps were implemented mainly during the year 2004.

For the three months ended September 30, 2005 the Company had net profit of approximately NIS 1.4 million and positive cash flows from operating activities in the amount of approximately NIS 0.2 million, compared to net losses of approximately NIS 0.6 million and positive cash flows from operating activities of approximately NIS 0.4 million for the three months ended September 30, 2004.

For the nine months ended September 30, 2005 the Company incurred net losses of approximately NIS 0.8 million and had positive cash flows from operating activities in the amount of approximately NIS 0.2 million compared to net losses of approximately NIS 6.4 million and negative cash flows from operating activities in the amount of approximately NIS 7.5 million for the nine months ended September 30, 2004.

In addition, a proportionally consolidated company distributed dividends as detailed in Note 3 (1).

RoboGroup T.E.K. Ltd.
Notes to the Financial Statements

NIS in Thousands

NOTE 1	–	GENERAL (cont.)

(e)	Deregistration and delisting from the NASDAQ SmallCap Market

On August 3, 2005, the Company’s board of directors resolved to voluntarily deregister the Company’s shares under the Securities Exchange Act of 1934 and to voluntarily delist from the NASDAQ Small Cap Market (currently known as the NASDAQ Capital Market).

The Company’s plan to deregister and delist its ordinary shares was made after careful consideration by its board of directors, of the advantages and disadvantages of continuing its share registration in the United States and the rising costs and demands on management time arising in connection with SEC and NASDAQ compliance requirements. The Company’s board determined that continuing the Company’s listing on the NASDAQ SmallCap Market could not be justified, in light of the low trading volume of the Company’s shares on the SmallCap Market and the high costs as a result of recent legislation in the United States.

The Company’s board believes that the current burdens associated with being a “reporting company” under the 1934 Act, including the recent obligations arising under the provisions of the Sarbanes-Oxley Act of 2002 outweighs the advantages of being traded both in the US and in Israel. The board estimates that the deregistration and delisting will achieve a substantial reduction in the Company’s annual expenses associated with being a reporting company in the US. In the opinion of the Company’s board, the delisting and deregistration will benefit the Company and all of its shareholders, including its US shareholders, who will be able to continue to trade the Company’s shares on the Tel-Aviv Stock Exchange.

On August 8, 2005 the Company filed a post-effective amendment to its Registration Statement on Form F-2, which was filed with the SEC late last year in connection with the Standby Equity Distribution Agreement between the Company and Cornell Capital Partners LP.

On September 9, 2005 the Company filed a Form 15 with the SEC thereby suspending its formal obligations for filing annual and other reports with the SEC. The Company will maintain the listing of its shares on the NASDAQ Capital Market for the period of 90 days, or such shorter period until the deregistration of its shares becomes effective, and has undertaken to continue to file reports on a voluntary basis until the delisting of its shares. Following the effectiveness of the Form 15 (which the Company anticipates to occur within no more than 90-days from the filing of the Form 15), the Company will request the delisting of its shares from the NASDAQ Capital Market.

Following the deregistration and delisting, the Company’s shares will continue to trade on the TASE and the Company will continue to issue periodic and other reports in accordance with the rules and regulations of the Israeli Securities Authority.

RoboGroup T.E.K. Ltd.
Notes to the Financial Statements

NIS in Thousands

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES

A.	General

The interim financial statements have been prepared in accordance with generally accepted accounting principles for the preparation of financial statements for interim periods, as prescribed in Accounting Standard No. 14 of the Israel Accounting Standards Board.

B.	Impact of applying Standard No. 19 regarding “Taxes on Income” for the first time

Starting on January 1st, 2005, the company applies Standard No. 19 of the Israeli Accounting Standard Board – Taxes on Income (hereon – “the standard”). The standard provides the rules for recording, measuring and presenting of taxes on income in the financial statements.

The major difference set by the standard from the practice used is recording differed taxes on temporary differences in relation with real estate.

Applying the new standard had no material effect on the company’s financial statements.

C.	Impact on recently issued Accounting Standards

1.	On July 2005, the Israeli Accounting Standards Board published Standard No. 22 – “Financial Instruments: Disclosure and Presentation”.

The standard provides rules for presenting financial instruments in the financial statements and specifies the proper disclosure required in respect thereto. The standard provides the method for classifying financial instrument or its components as financial liability, financial asset or capital instrument, for classifying the interest, dividends, losses and gains related to those instruments and the circumstances in which financial assets should be offset from financial liabilities. The new standard will apply to periods beginning on January 1, 2006 or thereafter.

The standard provides that it is to be adopted on a prospective basis. The comparative data presented in the financial statements for periods beginning on the date the standard comes into effect will not be restated.

Applying the new Standard should have no material effect on the company’s financial statements.

RoboGroup T.E.K. Ltd.
Notes to the Financial Statements

NIS in Thousands

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (cont.)

C.	Impact on recently issued Accounting Standards (cont.)

2.	In September 2005, the Israeli Accounting Standards Board published Accounting standard No. 24 – ” share-based payment” . The standard will apply to financial statements for periods beginning as from January 1, 2006 (effective date) or thereafter.

According to this standard, the company will have to recognize transactions of share based payment for acquisitions and services in its financial statements. These transactions include transactions with employees or other parties that have to be settled in company’s equity instruments, or cash and transactions providing the company or the service and merchandise provider a choice between expulsion in cash or in equity instruments. Simultaneously to recognition of merchandise or services received, financial reports will indicate recognition of increase in equity in case of equity instruments settlement, and in liabilities in case of cash settlement. As opposed to the prior situation of no indication what so ever of certain types of aforementioned transactions.

The standard provides requirements of recognition, measurement and disclosure of fair value of the merchandise and services provided in exchange for the equity instrument granted. In particular, requirements of measurement of transactions with employees and other similar service providers, transactions with non-employee parties and transactions measured by fair value of the equity instruments granted. Further more, requirements in case of changes in terms of equity instrument granting were set.

The instructions of the standard should be applied to each share-based payment transactions executed after March 15, 2005 that has not yet vested until the effective date of the standard. Changes in the terms of a share-based payment transaction being settled by means of equity instruments after March 15, 2005 are to be treated in accordance with the instructions of the new standard, even if the standard did not apply to the initial grants which terms were changed. Financial statements for the year 2005 are to be restated in the financial statements for the year 2006, in order to reflect the expenses credited relating to aforementioned granting.

Liabilities caused by share based payments transactions that exist on the effective date, are to be treated according to the standard retrospectively. The company has to restate comparative data, including adjustments of opening balance of retained earnings for the earliest period for which the comparative data is disclosed. The standard encourages retroactive implementation in respect of other liabilities stemming from share based payment (such as transactions that were expelled during the year 2005 and which the comparative data relate to).

Applying the new Standard should have no material effect on the company’s financial statements.

RoboGroup T.E.K. Ltd.
Notes to the Financial Statements

NIS in Thousands

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (cont.)

D.	Following are data regarding the Israeli CPI and the exchange rate of the U.S. dollar:

As of	Israeli CPI	Exchange rate of one U.S. dollar
	Points (*)	NIS

September 30, 2005	116.5	4.598
September 30, 2004	114.3	4.482
December 31, 2004	114.3	4.308

Change during the period	%	%

September 2005 (nine months)	1.9	6.7
September 2004 (nine months)	1.2	2.4
September 2005 (three months)	1.4	0.5
September 2004 (three months)	(0.2)	(0.3)
December 2004 (12 months)	1.2	(1.6)

(*)The index on an average basis of 1998 = 100.

E.	The financial statements at September 30, 2005 and for the nine months then ended have been translated into US dollars solely for the convenience of the American reader. This translation was made at the US Dollar/New Israeli Shekel exchange rate in effect on the said date, i.e. US$ 1 = NIS 4.598.

NOTE 3	–	TRANSACTION WITH INTERESTED RELATED PARTIES

1.	The Board of Directors of a proportionally consolidated company approved on March 10, 2005 and on August 15, 2005, distribution of dividends to its shareholders in the amount of NIS 1,725 thousand and NIS 1,800 thousand, respectively. The net dividends received by the Company amounted to NIS 733 thousand and NIS 769 thousand, respectively.

2.	In July 2004 the Company entered into a contract with Yaskawa Electric Corporation (“YEC”) for the supply of an e-learning system in consideration of approximately NIS 3.3 million. The system is being supplied gradually during several quarters.

For the period of nine months that ended September 30, 2005, the revenues from this contract were included in the amount of approximately NIS 750 thousand. The remaining differed revenues from this contract amount to approximately NIS 350 thousand.

RoboGroup T.E.K. Ltd.
Notes to the Financial Statements

NIS in Thousands

NOTE4	–	FINANCIAL INFORMATION IN REGARD TO BUSINESS SEGMENTS

	For the nine months ended September 30, 2005
	Education segment	Motion control for industry	Adjustment	Total
	NIS (K)	NIS (K)	NIS (K)	NIS (K)
	Reported amounts

Revenues from customers	34,498	10,940	-	45,438

Segment operations	685	947	989	2,621
Non allocated expenses				(2,239)

Operating profit				382

	For the nine months ended September 30, 2005
	Education segment	Motion control for industry	Adjustment	Total
	$ (K)	$ (K)	$ (K)	$ (K)

Revenues from customers	7,503	2,379	-	9,882

Segment operations	149	206	215	570
Non allocated expenses				(487)

Operating profit				83

	For the nine months ended September 30, 2004
	Segment A	Segment B	Segment C	Adjustments	Total
	NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)
	Reported amounts

Revenues from customers	34,219	7,463	-	-	41,682
Inter segment revenues	-	86	-	(86)	-

	34,219	7,549	-	(86)	41,682

Segment loss	(4,917)	(971)	(524)	-	(6,412)

RoboGroup T.E.K. Ltd.
Notes to the Financial Statements

NIS in Thousands

NOTE4	–	FINANCIAL INFORMATION IN REGARD TO BUSINESS SEGMENTS (cont.)

	For the three months ended September 30, 2005
	Education segment	Motion control for industry	Adjustment	Total
	NIS (K)	NIS (K)	NIS (K)	NIS (K)
	Reported amounts

Revenues from customers	12,842	4,834	-	17,676

Segment operations	1,476	778	300	2,554
Non allocated expenses				(908)

Operating profit				1,646

	For the three months ended September 30, 2004
	Segment A	Segment B	Segment C	Adjustments	Total
	NIS (K)	NIS (K)	NIS (K)	NIS (K)	NIS (K)
	Reported amounts

Revenues from customers	11,225	2,776	-	-	14,001
Inter segment revenues	-	12	-	(12)	-

	11,225	2,788	-	(12)	14,001

Segment loss	(243)	(269)	(97)	-	(609)